Abacus Global Management, Inc.
Subsidiaries of Registrant
The following is a list of Abacus Global Management, Inc. subsidiaries, excluding insignificant subsidiaries in the aggregate.

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization
Longevity Market Assets, LLC Entity also does business under the name: •ABL Tech •ABL Technologies	Delaware
Abacus Settlements, LLC Entity also does business under the name: •Abacus Life	Delaware
LMA Income Series II, LP	Delaware
Carlisle Management Company, S.C.A.	Luxembourg